AVENDUS CAPITAL INC.

STATEMENT OF FINANCIAL CONDITION
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Filed Pursuant to Rule 17a-5(E)(3) Under the Securities Exchange Act of 1934
as a public document

March 31, 2021

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- **68226**

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **04/01/2020** AND ENDING **03/31/2021**
                              MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Avendus Capital Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

455 Park Avenue, 19th Floor

(No. and Street)

New York   **NY**   **10022**
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Puneet Shivam   **646-707-0789**

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFCATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Raich Ende Malter & Co. LLP

(Name – *if individual, state last, first, middle name*)

1375 Broadway, 15th floor   **New York**   **NY**   **10018**
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, **Puneet Shivam**_____, swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Avendus Capital Inc._____, as

of **March 31**_____, 20 **21**_____, are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____



MARY JOYCE MARTINEZ
Notary Public - State of New York
NO. 01MA6264166
Qualified in New York County
My Commission Expires Jun 25, 2024

_____
Notary Public

_____
Signature

Executive Director
Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

TABLE OF CONTENTS

Page No.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM   1

FINANCIAL STATEMENT

    Statement of Financial Condition   2

    Notes to Financial Statement   3 - 6



RAICH ENDE MALTER & CO. LLP
CERTIFIED PUBLIC ACCOUNTANTS & ADVISORS

1375 Broadway, 15th Floor
New York, New York 10018
212.944.4433
212.944.5404 (fax)
cpa@rem-co.com

Offices in New York City, Long Island & New Jersey

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Avendus Capital Inc.
New York, New York

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Avendus Capital Inc. as of March 31, 2021, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Avendus Capital Inc. as of March 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Avendus Capital Inc.'s management. Our responsibility is to express an opinion on Avendus Capital Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Avendus Capital Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Raich Ende Malter & Co LLP

RAICH ENDE MALTER & CO. LLP
We have served as Avendus Capital Inc.'s auditor since 2018.
New York, New York
June 30, 2021

PrimeGlobal | An Association of Independent Accounting Firms

AVENDUS CAPITAL INC.
STATEMENT OF FINANCIAL CONDITION
MARCH 31, 2021

ASSETS		
Cash and restricted cash	$	3,407,416
Accounts receivable		325,792
Due from parent		2,876,734
Prepaid expenses		114,000
Property and equipment, net		9,055
Deferred tax asset		839,725
Security deposits		169,460
Right-of-use asset		197,356
Total Assets	$	7,939,538
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities		
Accounts payable and accrued expenses	$	878,840
Accrued bonuses		2,240,000
Due to Parent		307,677
Income taxes payable		721,153
Lease liability		218,526
Total Liabilities		4,366,196
Stockholder's Equity		
Common stock -1 million shares authorized, $0.01 par value		
Class A 41,000 shares authorized, issued and outstanding		410
Class B 959,000 shares authorized, 698,000 shares issued and outstanding		6,980
Additional paid-in-capital		1,595,410
Retained earnings		1,970,542
Total Stockholder's Equity		3,573,342
Total Liabilities and Stockholder's Equity	$	7,939,538

The accompanying notes are an integral part of this financial statement.

AVENDUS CAPITAL INC.
NOTES TO FINANCIAL STATEMENT
FOR THE YEAR ENDED MARCH 31, 2021

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

Avendus Capital Inc. (the "Company") is a Delaware Corporation formed on December 21, 2007 and is the majority owned subsidiary of Avendus Capital Private Limited, located in India. Avendus Capital Private Limited is referred herein as the Parent or Parent Company.

On January 28, 2016 the Company restructured its share capital pursuant to which the Parent Company's shareholding in the Company has been reclassified into two classes of stock: (a) Class A Common Stock having a par value of USD $0.01 and (b) Class B Common Stock having a par value USD $0.01. Each share of Class A Common Stock is entitled to both voting rights and dividend and distribution rights. Each share of Class B Common Stock is entitled to only dividend and distribution rights and no voting rights.

The Company commenced operations as a Broker/Dealer on September 28, 2010, with its membership approved on September 14, 2010, by the Financial Industry Regulatory Authority (FINRA).

The Company earns revenues from providing investment banking with a focus on providing mergers and acquisition and private equity fund raising solutions to companies in the information technology and outsourcing services sectors. The Company earns a large portion of its revenues from an intercompany service agreement (see Note 6, Related Party Transactions).

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The financial statements are prepared in conformity with accounting principles generally accepted in the United States of America ("US GAAP").

Cash and Restricted Cash
The Company maintains its cash accounts at Citibank and the amount is fully insured up to $250,000 by the Federal Deposit Insurance Corporation (FDIC). There are times when the cash balances exceed $250,000. The cash balance, including restricted cash in the form of a security deposit, at Citibank at March 31, 2021 was $3,407,416. Management regularly monitors the financial condition of this institution in order to keep the potential risk to a minimum. The Company exceeded the FDIC insured amount at March 31, 2021 by $3,157,416.

Property and Equipment
The Company's property and equipment consists of office furniture and fixtures, and leasehold improvements. The cost of office furniture and fixtures and leasehold improvements at March 31, 2021, was $34,903 and $10,370, respectively, net of accumulated depreciation and amortization of $27,922 and $8,296, respectively.

Amortization and depreciation are recorded on a straight-line basis over their estimated useful lives, which is estimated at 5 years.

Deferred Tax Benefits
US GAAP requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future, based on the enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period, plus or minus the change during the period in deferred tax assets and liabilities.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Deferred Tax Benefits (continued)

US GAAP provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. US GAAP requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities, at the date of the statement of financial condition, and the reported revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

The Company recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

Leases

The Company has elected the package of practical expedients permitted in ASC 842. Accordingly, the Company accounted for its existing operating lease as an operating lease under the new guidance, without reassessing (a) whether the contract contains a lease under ASC 842, (b) whether classification of the operating lease would be different in accordance with ASC 842, or (c) whether the unamortized initial direct costs before transition adjustments (as of March 31, 2020) would have met the definition of initial direct costs in ASC 842 at lease commencement. The Company made a policy election to recognize short-term lease payments as an expense on a straight-line basis over the lease term.

The Company determines if an arrangement is a lease at the inception of the contract. The Company's operating lease is included in Right of Use Asset ("ROU"). The operating ROU asset and lease liability are generally recognized at the commencement date of the lease. The lease liability is based on the present value of future minimum lease payments over the lease term. As the Company's lease does not provide an implicit rate, the Company utilizes an estimated incremental borrowing rate based on information available at commencement date in determining the estimated present value of future payments. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability plus unamortized initial direct costs, plus any prepaid lease payments, less the unamortized balances of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Leases (continued)
The Company defines a short-term lease as a lease that, at the commencement date; has a lease term of 12 months or less and does not contain an option to purchase the underlying asset that the lease is reasonably certain to exercise. The Company elected to recognize short-term lease payments as an expense on a straight-line basis over the lease term. Related variable lease payments are recognized in the period in which the obligation is incurred.

The Company's lease agreement contains related non-lease components (e.g., utilities, taxes, etc.). The Company separates lease components and non-lease components for all underlying asset classes.

NOTE 3 – RISKS AND UNCERTAINITIES

Risks
The Company is subject to substantial risks from, among other things, changes in the economic climate and its effect on prospective clients and their need for capital or financial advisory services offered by the Company, rapidly changing customer requirements, limited operating history, and the volatility of public markets.

Contingencies
Certain conditions may exist as of the date the financial statements are issued that may result in an additional loss to the Company but that will only be resolved when one or more future events occur or fail to occur. The Company's management assesses such contingent liabilities, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies, there are no legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings. If the assessment of a contingency indicates that it is probable and that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability would be accrued in the Company's financial statements. There are no such accruals on these financial statements.

NOTE 4 – INCOME TAXES

The Company is a C-corp for tax purposes, and accordingly files federal, state and local income tax returns. The Company is subject to federal, states and local taxes.

The Company has a deferred tax asset of $839,725 at March 31, 2021 resulting mainly from accrued bonuses of $2,240,000 which are not deductible for tax purposes for the year ended March 31, 2021.

NOTE 5 – SECURITY DEPOSIT

The security deposits at March 31, 2021 consists of $169,460 of which $162,360 is held by the landlord of the office lease. In addition, the Company has two additional security deposits totaling $7,100. In addition, the Company has restricted cash in the amount of $92,055 being held for the benefit of the landlord.

NOTE 6 – RELATED PARTY TRANSACTIONS

The Company provides services to its Parent pursuant to an "Intercompany Services Agreement" dated October 10, 2010. The Intercompany Services Agreement calls for the Company to provide support activities to the Parent in relation to presentation preparation, partner identification, prospect qualification and outreach, coordination of information flow and program management support. In addition, advisory and success fees earned by the Company are reimbursed to the Parent.

NOTE 6 - RELATED PARTY TRANSACTIONS (CONTINUED)

At March 31, 2021 the Company has a due from Parent Company of $2,876,734 for revenue earned and expense reimbursements pursuant to this agreement of $307,677 which is included in accounts payable and accrued expenses for management fees and expenses payable to Parent.

NOTE 7 – NET CAPITAL REQUIREMENT

The Company is a member of FINRA , and is a subject to the Securities and Exchange Commission's Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At March 31, 2021, the Company had net capital of $1,386,521, which exceeded the minimum requirement of $128,589 by $1,257,932. At March 31, 2021 the Company's ratio of aggregate indebtedness to net capital was 139.11%.

NOTE 8 – LEASES

The Company has recorded lease liability for the present value of the future lease payments, using a discount rate of 6% which is the Company's estimated incremental borrowing rate for loans with similar terms. A right-of-use asset has been recorded in the amount of the lease liability. Lease costs are being recognized on a straight-line basis over the term of the lease. Future lease payments under a non-cancellable operating lease with initial terms in excess of one year are as follows:

Years ending March 31,	2022	$225,173
Total future lease payments		225,173
Less imputed interest		(6,647)
Net liability as of March 31, 2021		$218,526

Weighted average remaining lease term	1.9 years
Weighted average discount rate	6.0%

The lease liability on the statement of financial condition amounts to $218,526 at March 31, 2021. The Company paid $238,919 in lease payments during the year.

NOTE 9 – SUBSEQUENT EVENTS

Subsequent events have been evaluated through June 30, 2021, which is the date the financial statements were available to be issued.

The World Health Organization characterized the recent outbreak of the novel coronavirus ("COVID-19") as a global pandemic on March 11, 2020. COVID-19 continues to adversely impact global and domestic commercial activity and has contributed to significant volatility in financial markets. The impact of COVID-19 on the Company's financial performance will depend on future developments, including the duration and spread of the outbreak and related advisories and restrictions. These developments and the impact of COVID-19 on the financial markets and the overall economy are highly uncertain and cannot be predicted. If the financial markets and/or the overall economy are impacted for an extended period, the Company's future financial results may be materially adversely affected.